

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2024

Bryan Leach
Chief Executive Officer
Ibotta, Inc.
1801 California Street
Suite 400
Denver, CO 80202

> **Re: Ibotta, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 11, 2023**
> **CIK No. 0001538379**

Dear Bryan Leach:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement, Submitted December 11, 2023

Note 11: Redeemable Convertible Preferred Stock, Common Stock, Restricted Stock Purchase and Common Stock Warrants
Common Stock Warrants, page F-26

1.   We note your response to prior comment 5. Please tell us how you determined whether Walmart is considered your customer in these arrangements. Refer to ASC 606-10-32-25.

Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rachel J. Nagashima